Exhibit 99.1

April 11, 2023

By EDGAR

Nouveau Monde Graphite Inc.

481 rue Brassard
Saint-Michel-des-Saints, Québec
Canada J0K 3B0

Nouveau Monde Graphite Inc. (the “Company”) - Prospectus Supplement dated April 11, 2023 (the “Prospectus Supplement”) to the Form F-10 Registration Statement of the Company dated May 19, 2021, as amended on a post-effective basis on January 21, 2022

Dear Sirs/Mesdames:

We hereby consent to the reference to our firm name on the third page and under the headings “Legal Matters” and “Documents Filed as Part of The Registration Statement” in the Prospectus Supplement, and to the reference to our firm name and the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement of the Company filed pursuant to General Instruction II.L of Form F-10, which forms part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission.

Yours truly,

/s/ Stein Monast LLP

Stein Monast LLP
Stein Monast Building
70 Dalhousie Street, Suite 300
Quebec City QC, Canada G1K 4B2
418.529.6531/514.360.6531